                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------


                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                                (Amendment No. 2)

                        Physician Reliance Network, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   71940G 10 8
              -----------------------------------------------------
                                 (CUSIP Number)








                                Page 1 of 6 Pages


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----------------------                                         -----------------
CUSIP No. 71940G 10 8                 13G                      Page 2 of 6 Pages
----------------------                                         -----------------


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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


              Texas Oncology, P.A. (I.R.S. Employer Identification
              No. 75-2131429)
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Texas
--------------------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER

       SHARES                      9,503,112
                   -------------------------------------------------------------
    BENEFICIALLY         6     SHARED VOTING POWER

      OWNED BY                     0
                   -------------------------------------------------------------
        EACH             7     SOLE DISPOSITIVE POWER

      REPORTING                    9,503,112
                   -------------------------------------------------------------
       PERSON            8     SHARED DISPOSITIVE POWER

        WITH                       0
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       9,503,112
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                    (a) [ ]

--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       19.4%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       00 (Professional Association)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Merrick H. Reese
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION


                       United States
--------------------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER

       SHARES                           1,063,960
                   -------------------------------------------------------------
    BENEFICIALLY         6     SHARED VOTING POWER

      OWNED BY                          9,503,112
                   -------------------------------------------------------------
        EACH             7     SOLE DISPOSITIVE POWER

      REPORTING                         1,063,960
                   -------------------------------------------------------------
       PERSON            8     SHARED DISPOSITIVE POWER

        WITH                            9,503,112
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       10,567,072
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                    (a) [ ]

--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                       21.6%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages

                                  SCHEDULE 13G





Item 1(a).        Name of Issuer:            Physician Reliance Network, Inc.
                                             ("PRN")

Item 1(b).        Address of Issuer's        Two Lincoln Center
                  Principal Executive        5420 LBJ Freeway, Suite 900
                  Offices:                   Dallas, TX 75240

Item 2(a).        Name of Persons Filing:    Texas Oncology, P.A. ("TOPA")
                                             Merrick H. Reese ("Reese")

Item 2(b).        Address of Principal       Two Lincoln Center
                  Business Office:           5420 LBJ Freeway, Suite 900
                                             Dallas, TX 75240 is the business
                                             address for the persons listed in
                                             Item 2(a).

Item 2(c).        Organization/Citizenship:  TOPA is a Texas professional
                                             association. Reese is a
                                             United States citizen.

Item 2(d).        Title of Class             Common stock
                  of Securities:             ("Common Stock")

Item 2(e).        CUSIP Number:              71940G 10 8

Item 3.           Inapplicable.

Item 4.           Ownership.



                  This Schedule 13G is filed jointly by the reporting persons to reflect beneficial ownership of Common Stock by TOPA and Reese and certain overlapping beneficial ownership of such persons.


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                                                               Page 5 of 6 Pages



                     Total Shares                                                                                     Shared
                     of PRN Common            Percent             Sole             Shared              Sole            Power
                  Stock Beneficially            of               Voting            Voting            Power to            to
   Person                Owned               Class(1)             Power             Power             Dispose         Dispose
-------------     -------------------       -----------       -------------     -------------     --------------    ------------
TOPA                  9,503,112(2)             19.4%            9,503,112             --             9,503,112            --
Reese                10,567,072(3)             21.6%            1,063,960         9,503,112          1,063,960        9,503,112

----------------

(1) Based on 48,998,741 shares of Common Stock outstanding as of December 31, 1997.

(2) Does not include 3,126,164 shares of Common Stock owned by persons employed by TOPA, which shares TOPA has options to purchase upon the occurrence of certain events, including termination of employment, as to which TOPA disclaims beneficial ownership. These options expire with respect to 1,103,562 of such shares in 1998; 866,750 of such shares in 1999; and the balance of such shares in 2000. Includes 2,453,253 shares of Common Stock subject to options to purchase shares of PRN Common Stock owned by TOPA granted by TOPA to certain persons which are exercisable within 60 days of December 31, 1997.

(3) Includes 973,960 shares beneficially owned by Reese individually, 90,000 shares subject to currently exercisable options, and 9,503,112 shares beneficially owned by TOPA. See Note 2. Reese is President of TOPA. In such capacity, Reese may be deemed to share voting and investment power with respect to the shares owned by TOPA.



Item 5.  Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.  Notice of Dissolution of Group.

                  Inapplicable.

Item 10. Certification.

                  Inapplicable.



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                                                               Page 6 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.



                                    Texas Oncology, P.A.


                                    By:   /s/ Merrick H. Reese
                                       ----------------------------------
                                    Title:    President
                                          -------------------------------


                                    Merrick H. Reese


                                       /s/  Merrick H. Reese
                                    -------------------------------------